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SEC FILE NUMBER
8-69106

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hedgemark Securities, LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

MAR 04 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

240 Greenwich Street
(No. and Street)

New York	NY	10154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Tucker	205-721-0507	clark.tucker@oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raymond Chabot Grant Thornton
(Name – if individual, state last, first, and middle name)

600 De La Gauchetieter Street West, Suite 2000	Montreal	Quebec	H3B 4L8
(Address)	(City)	(State)	(Zip Code)

07/08/2004	1232
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben Yaffee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hedgemark Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas, County of Travis
Acknowledged before me this 27th Day of February, 2024 by Ben Yaffee

Signature: [signature]

Title: Managing Director

[signature]
Notary Public

COLLEEN DOYLE
Notary Public
STATE OF TEXAS
ID# 134019596
My Comm. Exp. Oct. 17, 2026

SEC Mail Processing
MAR 04 2024
Washington, DC

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEDGEMARK SECURITIES, LLC

(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
(SEC ID No. 8-69106)

Financial Statements and Supplementary Schedules
December 31, 2023
(With Report of Independent Registered Public Accounting Firm Thereon)

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Table of Contents
December 31, 2023

Page(s)

Annual Audited Report Form X-17 A-5 Part III 1-2

Report of Independent Registered Public Accounting Firm 3

Financial Statements

Statement of Financial Condition 4

Statement of Operations 5

Statement of Changes in Member's Equity 6

Statement of Cash Flows 7

Notes to Financial Statements 8–10

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 11

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 12

Exemption Report 13

Report of Independent Registered Public Accounting Firm 14

Raymond Chabot
Grant Thornton

Report of Independent Registered Public Accounting Firm

Raymond Chabot
Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8

T 514-878-2691

To the Member and the Managing Director
HedgeMark Securities, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of HedgeMark Securities, LLC (hereafter the "Company") as at December 31, 2023, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB') and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying supplemental information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Raymond Chabot Grant Thornton LLP[1]

Montréal
February 26, 2024

[1] CPA auditor, public accountancy permit no. A126944

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Financial Condition
December 31, 2023

Assets		**2023**
Cash and Cash Equivalents	$	339,195
Client Receivables		37,035
Prepaid expenses and other assets		16,223
Total assets	$	392,453
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates (note 2)	$	20,137
Accounts payable, Accrued Expenses and Other Liabilities		3,000
Total liabilities	$	23,137
Member's Equity		
Paid-in-capital	$	2,742,599
Accumulated deficit		(2,373,283)
Total member's equity		369,316
Total liabilities and member's equity	$	392,453

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Operations
For the year ended December 31, 2023

Revenues:		
Fee Income	$	82,695
Interest Income		22,395
Total revenues		105,090
Expenses:		
Compensation and benefits	$	96,820
Professional fees		92,994
Regulatory		10,513
Occupancy		21,600
Email archival and storage services		5,050
General and administrative		2,344
Total expenses		229,321
Net loss	$	(124,231)

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Changes in Member's Equity
For the year ended December 31, 2023

		Paid-in-Capital		Retained Earnings		Total member's equity
Balance, January 1, 2023	$	3,327,599	$	(2,249,052)	$	1,078,547
Distributions		(585,000)		-		(585,000)
Net loss		-		(124,231)		(124,231)
Balance, December 31, 2023	$	2,742,599	$	(2,373,283)	$	369,316

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Cash flows
For the year ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(124,231)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in assets		
Client Receivables		118,400
Prepaid expenses and other assets		7,748
Decrease in liabilities:		
Accounts payable, accrued expenses and other liabilities		(22,864)
Due to affiliates		(28,405)
Net cash from operating activities		74,879
Cash flows from financing activities:		
Capital distributions		(585,000)
Net decrease in cash		(634,352)
Cash and Cash Equivalents, beginning of year		973,547
Cash and Cash Equivalents, end of year	$	339,195

See accompanying notes to financial statements.

Organization and Business

HedgeMark Securities, LLC (the Company), a wholly-owned subsidiary of HedgeMark International, LLC ("HMI"), was licensed as a limited-purpose broker-dealer on January 2, 2013. The Company is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is approved for the private placement of hedge fund securities. The Company and its parent are indirect, wholly-owned subsidiaries of Innocap Investment Management Inc. ("Innocap"). The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) as its business is limited to the private placement of securities and selling interests in unregistered private investments funds. The Company does not trade in or execute transactions in securities, nor does it take custody of or receive customer funds or securities.

1. Significant Accounting Policies

(a) Use of Estimates

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include a demand deposit account that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These cash equivalents generally have a maturity of three months or less at acquisition and are held for the purpose of meeting short-term cash commitments rather than for investing. On December 31, 2023, the Company had $339,195 in cash equivalent.

(c) Client Receivables

Client receivables consists of management and performance fees that have not been paid as of year-end and is reported net of the allowance for doubtful accounts. The allowance is based on management's estimate of the amounts of receivables that will actually be collected. Management has determined that no allowance for uncollectible accounts is necessary for receivable balances as of December 31, 2023.

(d) Accounts Payable, Accrued Expenses and Other Liabilities

Expenses are recorded on the accrual basis as incurred.

(e) Revenue Recognition

Fee revenue is based on terms specified in a contract with a customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of a service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that reflects the transfer of services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time the customer obtains control of the promised service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for the promised services.

The Company provides limited distribution services to Fund Sponsors by identifying and introducing eligible prospective investors to the Fund Sponsors funds. Revenue is earned at a point in time and is equal to a percentage of the fees earned by Fund Sponsors which take the form of management fees, performance fees or both. Management fees are calculated as a percentage of each investor's month-end HedgeMark Access Class capital account balance and are constrained until month end when the account balance can be confirmed and collectability is certain.

Performance fees are generally calculated as a percentage of the applicable investor's HedgeMark Access Class capital account balance in accordance with the language in the agreement. Performance fees are constrained until all uncertainties are resolved and reversal of previously recorded amounts is not probable. These fees are recognized when only it is determined that they will be collected.

Interest income is recognized as earned.

(f) Taxes

The Company is a limited liability company that is treated as a disregarded entity for U.S. tax purposes, and as such, is not subject to federal or state income taxes. The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future. The income and expenses of the Company are included in the income tax returns filed by the Company's ultimate parent, IIM Smile Acquisition Corp. As a result, no provision for federal or state income tax is included in the accompanying financial statements.

(g) Contingencies

The Company accrues for estimated costs, including, if applicable, legal costs, when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments. As of December 31, 2023, there were no accruals for contingencies.

2. Related Party Activities

The Company has an Expense Sharing Agreement with HMI to provide staff, facilities, equipment, supplies and other administrative services. The fees are based upon the percentage of time, space or usage allocated to the Company by HMI. Between January 1, 2023 and December 31, 2023, the Company was charged a monthly rate of $10,068, of which $8,068 was for staff allocation. The total amount charged under this contract during fiscal year 2023 amounts to $120,816 of which $96,820 is for staff allocations. The amount due to HMI as of December 31, 2023 was $20,137.

HMI made no capital contributions in 2023. The Company made a capital distribution of $585,000 to HMI in 2023.

3. Net Capital Requirements

Pursuant to its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Company is subject to the SEC Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $346,309 and an aggregate indebtedness to net capital ratio of 1:15.

4. Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 26, 2024, the date the financial statements were available to be issued. There were no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

Schedule I
HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2023
Total aggregate indebtedness	$	23,137
Net capital		
Paid-in-Capital	$	2,742,599
Retained earnings		(2,373,283)
Total capital	$	369,316
Deductions:		
Nonallowable assets:		
Prepaid and Other Assets		16,223
Total nonallowable assets	$	16,223
Other deductions and/or charges		6,784
Net capital	$	346,309
Computation of basic net capital requirement		
Minimum net capital required under the aggregate indebtedness standard	$	1,542
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital required	$	5,000
Net excess capital	$	341,309
Ratio of aggregate indebtedness to net capital		1:15

No material differences exist between the above computation and the computation included in the Company's unaudited December 31, 2023 FOCUS report filed on January 24, 2024.

Schedule II
(A Wholly-Owned Subsidiary of HedgeMark International, LLC
Computation for Determination of Reserve Requirements and
Information Relating to the Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities Exchange Act of 1934

HedgeMark Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception."

Hedgemark Securities, LLC Management Statement Regarding Exemption from SEA Rule 15c3-3

Hedgemark Securities, LLC
300 Park Avenue, 22nd Floor
New York, NY 10022
SEC #8-69106
CRD #164503

February 26, 2024

Hedgemark Securities, LLC (the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for, or to, customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of, or for, customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Benjamin Yaffee, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: Managing Director

Raymond Chabot
Grant Thornton

Report of Independent Registered Public Accounting Firm

Raymond Chabot
Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8

T 514-878-2691

To the Member and the Managing Director
HedgeMark Securities, LLC

We have reviewed management's statements, included in the HedgeMark Securities, LLC exemption report (the "Exemption Report"), in which (1) HedgeMark Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the "exemption provisions"). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Raymond Chabot Grant Thornton LLP[1]

Montréal
February 26, 2024

[1] CPA auditor, public accountancy permit no. A126944